UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number 333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NCL Corporation Ltd.

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Revenue
Passenger ticket	$454,084	$392,473	$1,061,799	$1,005,886
Onboard and other	180,021	158,203	466,723	447,662

Total revenue	634,105	550,676	1,528,522	1,453,548

Cruise operating expense
Commissions, transportation and other	116,281	113,227	286,783	297,143
Onboard and other	48,001	47,462	118,081	124,173
Payroll and related	69,588	62,351	196,231	191,203
Fuel	54,101	45,038	151,008	113,853
Food	31,778	31,018	83,463	91,422
Other	55,485	45,735	155,226	169,895

Total cruise operating expense	375,234	344,831	990,792	987,689

Other operating expense
Marketing, general and administrative	74,755	54,202	200,740	179,159
Depreciation and amortization	46,541	38,212	123,294	114,331

Total other operating expense	121,296	92,414	324,034	293,490

Operating income	137,575	113,431	213,696	172,369

Non-operating income (expense)
Interest income	15	132	80	767
Interest expense, net of capitalized interest	(46,213)	(25,813)	(119,099)	(77,860)
Other income (expense)	1,624	(2,125)	(32,748)	10,957

Total non-operating income (expense)	(44,574)	(27,806)	(151,767)	(66,136)

Net income	$93,001	$85,625	$61,929	$106,233

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	September 30,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$75,262	$50,152
Restricted cash	4,313	3,097
Accounts receivable, net	7,254	7,868
Inventories	35,176	28,865
Prepaid expenses and other assets	28,676	61,580

Total current assets	150,681	151,562

Property and equipment, net	4,592,492	3,836,127
Goodwill and tradenames	602,792	602,792
Other long-term assets	133,234	220,867

	$5,479,199	$4,811,348

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$251,826	$3,586
Accounts payable	50,943	28,376
Accrued expenses and other liabilities	234,412	206,419
Due to Affiliate, net	966	225
Advance ticket sales	321,132	255,432

Total current liabilities	859,279	494,038

Long-term debt	2,796,182	2,554,105
Other long-term liabilities	59,789	58,654

Total liabilities	3,715,250	3,106,797

Commitments and contingencies (Note 6)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,330,189	2,328,302
Accumulated other comprehensive income (loss)	(2,119)	2,299
Retained earnings (deficit)	(564,146)	(626,075)

Total shareholders’ equity	1,763,949	1,704,551

	$5,479,199	$4,811,348

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Nine Months Ended
	September 30,
	2010	2009
Cash flows from operating activities
Net income	$61,929	$106,233
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	138,914	126,258
Loss on translation of debt	—	15,836
Loss (gain) on derivatives	588	(28,637)
Share-based compensation expense	1,887	3,190
Changes in operating assets and liabilities:
Accounts receivable, net	614	(1,451)
Inventories	(6,311)	(3,402)
Prepaid expenses and other assets	118,557	(52,955)
Accounts payable	22,567	(36,404)
Accrued expenses and other liabilities	26,830	(49,625)
Advance ticket sales	65,700	5,865

Net cash provided by operating activities	431,275	84,908

Cash flows from investing activities
Additions to property and equipment, net	(879,659)	(135,038)
Restricted cash	4,901	687

Net cash used in investing activities	(874,758)	(134,351)

Cash flows from financing activities
Repayments of long-term debt	(383,148)	(175,281)
Proceeds from long-term debt	873,086	30,000
Transactions with Affiliate, net	741	71,550
Contribution from Affiliates	—	100,000
Other, primarily deferred financing fees	(22,086)	(18,903)

Net cash provided by financing activities	468,593	7,366

Net increase (decrease) in cash and cash equivalents	25,110	(42,077)
Cash and cash equivalents at beginning of period	50,152	185,717

Cash and cash equivalents at end of period	$75,262	$143,640

Supplemental disclosures (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements

(unaudited)

As used in this document, the terms “we,” “our,” “us” and “Company” refer to NCL Corporation Ltd. and its subsidiaries. “Genting HK” refers to Genting Hong Kong Limited and its affiliates. The “Apollo Funds” refers to AIF VI NCL (AIV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P. and/or the subsidiaries through which they invest in the Company, NCL Investment Ltd. and NCL Investment II Ltd., each an affiliate of Apollo Global Management, LLC. The “TPG Viking Funds” refers to TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P., affiliates of TPG Capital, L.P. “Affiliate(s)” refers to Genting HK, the Apollo Funds, and/or the TPG Viking Funds. References to the “U.S.” are to the United States of America and references to “dollars” or “$” are to U.S. dollars.

1.	Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, reflect all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009, which are included in our most recently filed Annual Report on Form 20-F.

Reclassification

We reclassified $16.1 million and $49.8 million for the three and nine months ended September 30, 2009, respectively, from the line item “payroll and related” to “commissions, transportation and other” in our consolidated statements of operations to conform to the current period presentation.

Revenue and Expense Recognition

Revenue and expense includes taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis were $33.5 million and $28.6 million for the three months ended September 30, 2010 and 2009, respectively, and $82.0 million and $75.9 million for the nine months ended September 30, 2010 and 2009, respectively.

2.	Financial Instruments

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments.

As of September 30, 2010 and December 31, 2009, our derivative instruments consisted of fuel swaps and an interest rate swap. Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We use fuel swaps to mitigate the financial impact of fluctuations in fuel prices qualifying and designated as hedging instruments (“cash flow hedges”) with contracts currently through 2012. We entered into an interest rate swap agreement to mitigate our exposure to interest rate movements and to manage our interest expense. As of September 30, 2010 and December 31, 2009, the fuel swaps pertained to 346.5 thousand metric tons and 302.5 thousand metric tons, respectively, of our projected fuel purchases, and the notional amount of outstanding debt related to the interest rate swap was $400.0 million.

Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available.

Level 1	Quoted prices in active markets for identical assets or liabilities — these represent unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Significant other observable inputs — these are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs — these reflect our assumptions about what we believe market participants would use in pricing the asset or liability based on the best information available. To the extent that the valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The following table sets forth our derivatives measured at fair value as of September 30, 2010 and December 31, 2009, and discloses the balance sheet location (in thousands).

	September 30, 2010	December 31, 2009
Fuel swaps designated as hedging instruments:
Prepaid expenses and other assets	$3,647	$8,977
Other long-term assets	1,803	—
Accrued expenses and other liabilities	1,496	—
Other long-term liabilities	183	—

Interest rate swap not designated as a hedging instrument:
Accrued expenses and other liabilities	$2,513	$10,086

These derivatives were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or other financial instruments categorized as Level 1 or Level 3.

We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of hedged items. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative instrument and the hedged item. Cash flows from the derivative instrument are classified in the same category as the cash flows from the underlying hedged item. The determination of ineffectiveness is based on the amount of dollar offset between the change in fair value of the derivative instrument and the change in fair value of the hedged item at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the change in fair value is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty nonperformance under derivative instruments and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate nonperformance by any of our significant counterparties.

The changes in fair value of fuel swaps which were designated as cash flow hedges for the three and nine months ended September 30, 2010 and 2009 were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Amount of income (loss) recognized to other comprehensive income - effective portion	$9,167	$(467)	$(4,679)	$(467)
Amount of income (loss) recognized to other income (expense) - ineffective portion	2,259	(44)	31	(44)

Total income (loss) related to derivatives designated as cash flow hedges	$11,426	$(511)	$(4,648)	$(511)

We recognized the income (loss) for the changes in fair value of derivatives not designated as hedging instruments in other income (expense) in our consolidated statements of operations for the three and nine months ended September 30, 2010 and 2009 as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Interest rate swap	$(63)	$(2,633)	$(619)	$(4,510)
Foreign currency forward contracts	—	14,276	—	14,234
Fuel derivative contracts	—	1,801	—	18,913

Total income (loss) related to derivatives not designated as hedging instruments	$(63)	$13,444	$(619)	$28,637

As of September 30, 2010 and December 31, 2009, the fair value of our long-term debt, including the current portion, was $3,118.8 million and $2,483.1 million, respectively, which was $70.8 million more and $74.6 million less, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our fixed and variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturities of these financial instruments.

3.	Foreign Currency

As of September 30, 2010, all of our long-term debt was denominated in U.S. dollars. As of September 30, 2009, we had long-term debt denominated in euro totaling $346.5 million based on the euro/U.S. dollar exchange rate as of September 30, 2009. For the three and nine months ended September 30, 2010, we had foreign currency losses of $0.5 million and $32.0 million, respectively. For the nine months ended September 30, 2010, the loss related to foreign exchange contracts associated with the financing of Norwegian Epic. For the three and nine months ended September 30, 2009, we had losses of $1.1 million and $3.1 million, respectively, due to foreign exchange losses primarily related to the translation of our euro-denominated long-term debt to U.S. dollars which includes the effects of our foreign currency forward contracts. These amounts were recorded as a component of other income (expense) in the consolidated statements of operations.

4.	Long-Term Debt

In June 2010, we took delivery of Norwegian Epic. To finance the purchase, we drew in full $812.9 million of our Norwegian Epic term loan. The loan has a 12-year term with semi-annual amortization and bears interest at LIBOR plus 2.175% for the first twelve months and LIBOR plus 1.675% thereafter.

The following is a schedule of principal repayments of our long-term debt as of September 30, 2010 (in thousands):

Twelve Months Ended September 30,	Principal Repayments
2011	$251,826
2012	212,211
2013	210,176
2014	216,986
2015	234,797
Thereafter	1,922,012

Total	$3,048,008

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of September 30, 2010.

As of September 30, 2010, availability under our senior secured revolving credit facility was $527.0 million.

5.	Employee Benefit Plan

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements. We have recognized pension expense of $0.5 million for each of the three months ended September 30, 2010 and 2009 and $1.4 million for each of the nine months ended September 30, 2010 and 2009 in our consolidated statements of operations. Changes in the projected benefit obligation are recognized in other comprehensive income. We refer you to Note 7 “Comprehensive Income.”

6.	Commitments and Contingencies

Capital Expenditures

In September 2010, we reached an agreement with a shipyard to build two new next generation Freestyle Cruising ships with financing commitments in place from a syndicate of banks for export credit financing. These ships, each at 143,500 Gross Tons and capacity of approximately 4,000 Berths, are scheduled for delivery in the second quarters of 2013 and 2014, respectively.

The aggregate contract price of the two ships, based on the euro/U.S. dollar exchange rate as of September 30, 2010, is approximately $1.7 billion. In connection with the contracts to build the two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Material Litigation

(i) In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. Discovery is ongoing. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

(ii) In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions. During the nine months ended September 30, 2010, our service providers released in aggregate $89.3 million of collateral which was included in other long-term assets in our consolidated balance sheet as of December 31, 2009.

7.	Comprehensive Income

Comprehensive income includes: a) net income, b) changes in the fair value of derivative instruments that qualify as cash flow hedges, and c) changes in the projected benefit obligation of our Shipboard Retirement Plan. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged transactions are realized and recognized in earnings. Comprehensive income was as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net income	$93,001	$85,625	$61,929	$106,233
Changes related to our Shipboard Retirement Plan:
Initial recognition of the projected benefit obligation	—	—	—	(8,549)
Amortization of actuarial gain	(7)	—	(21)	—
Amortization of prior service cost	94	178	282	534
Change related to cash flow hedges	9,167	(467)	(4,679)	(467)

Total comprehensive income	$102,255	$85,336	$57,511	$97,751

8.	Supplemental Cash Flow Information

For the nine months ended September 30, 2010, we had non-cash operating activities of $4.7 million in connection with cash flow hedges. For the nine months ended September 30, 2009, we had non-cash financing activities of $295.7 million in connection with the transfer of Norwegian Sky as well as the distribution of the S.S. United States to Genting HK. Also, for the same period in 2009, we had $56.1 million of loan fees capitalized and accrued associated with amendments to our debt agreements and $8.5 million of non-cash activities in connection with our Shipboard Retirement Plan.

9.	Related Party Transaction

In July 2010, the Company and Genting HK entered into a new contract to extend the charter of Norwegian Sky to December 31, 2012 with two one-year extension options, with each option subject to the mutual consent of each party. The new contract provides for a purchase option of the ship during the charter period.

10.	Guarantor Subsidiaries

The $450.0 million 11.75% Senior Secured Notes due 2016 issued by us are guaranteed by certain of our subsidiaries with first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to those ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and we have fully and unconditionally guaranteed these notes on a joint and several basis.

The following condensed consolidating financial information for NCL Corporation Ltd., the non-guarantor subsidiaries and combined guarantor subsidiaries presents condensed consolidating statements of operations for the three and nine months ended September 30, 2010 and 2009, condensed consolidating balance sheets as of September 30, 2010 and December 31, 2009 and condensed consolidating statements of cash flows for the nine months ended September 30, 2010 and 2009, using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the value of the ships, and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

Condensed Consolidating Statement of Operations

For the Three Months Ended September 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$146,576	$307,508	$—	$454,084
Onboard and other	—	57,813	122,208	—	180,021

Total revenue	—	204,389	429,716	—	634,105

Cruise operating expense
Commissions, transportation and other	—	39,751	76,530	—	116,281
Onboard and other	—	17,052	30,949	—	48,001
Payroll and related	—	20,029	49,559	—	69,588
Fuel	—	19,207	34,894	—	54,101
Food	—	10,760	21,018	—	31,778
Other	—	15,714	39,771	—	55,485

Total cruise operating expense	—	122,513	252,721	—	375,234

Other operating expense
Marketing, general and administrative	—	29,482	45,273	—	74,755
Depreciation and amortization	—	14,014	32,527	—	46,541

Total other operating expense	—	43,496	77,800	—	121,296

Operating income	—	38,380	99,195	—	137,575

Non-operating income (expense)
Interest income	—	—	15	—	15
Interest expense, net of capitalized interest	(27,196)	(7,543)	(38,670)	27,196	(46,213)
Management fee	27,196	—	—	(27,196)	—
Other income (expense)	2,152	(100)	(428)	—	1,624
Equity in earnings of subsidiaries	90,849	—	—	(90,849)	—

Total non-operating income (expense)	93,001	(7,643)	(39,083)	(90,849)	(44,574)

Net income	$93,001	$30,737	$60,112	$(90,849)	$93,001

Condensed Consolidating Statement of Operations

For the Three Months Ended September 30, 2009

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$134,576	$257,897	$—	$392,473
Onboard and other	—	54,443	103,760	—	158,203

Total revenue	—	189,019	361,657	—	550,676

Cruise operating expense
Commissions, transportation and other	—	39,426	73,801	—	113,227
Onboard and other	—	16,054	31,408	—	47,462
Payroll and related	—	19,485	42,866	—	62,351
Fuel	—	17,187	27,851	—	45,038
Food	—	11,094	19,924	—	31,018
Other	—	12,648	33,087	—	45,735

Total cruise operating expense	—	115,894	228,937	—	344,831

Other operating expense
Marketing, general and administrative	—	23,830	30,372	—	54,202
Depreciation and amortization	—	14,161	24,051	—	38,212

Total other operating expense	—	37,991	54,423	—	92,414

Operating income	—	35,134	78,297	—	113,431

Non-operating income (expense)
Interest income	—	—	132	—	132
Interest expense, net of capitalized interest	(14,143)	(4,883)	(20,930)	14,143	(25,813)
Management fee	14,143	—	—	(14,143)	—
Other income (expense)	(2,694)	(525)	1,094	—	(2,125)
Equity in earnings of subsidiaries	88,319	—	—	(88,319)	—

Total non-operating income (expense)	85,625	(5,408)	(19,704)	(88,319)	(27,806)

Net income	$85,625	$29,726	$58,593	$(88,319)	$85,625

Condensed Consolidating Statement of Operations

For the Nine Months Ended September 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$358,487	$703,312	$—	$1,061,799
Onboard and other	—	156,114	310,609	—	466,723

Total revenue	—	514,601	1,013,921	—	1,528,522

Cruise operating expense
Commissions, transportation and other	—	102,158	184,625	—	286,783
Onboard and other	—	41,873	76,208	—	118,081
Payroll and related	—	63,276	132,955	—	196,231
Fuel	—	59,474	91,534	—	151,008
Food	—	29,454	54,009	—	83,463
Other	—	50,398	104,828	—	155,226

Total cruise operating expense	—	346,633	644,159	—	990,792

Other operating expense
Marketing, general and administrative	—	83,371	117,369	—	200,740
Depreciation and amortization	—	42,023	81,271	—	123,294

Total other operating expense	—	125,394	198,640	—	324,034

Operating income	—	42,574	171,122	—	213,696

Non-operating income (expense)
Interest income	—	—	80	—	80
Interest expense, net of capitalized interest	(75,657)	(20,985)	(98,114)	75,657	(119,099)
Management fee	75,657	—	—	(75,657)	—
Other income (expense)	(33,631)	(100)	983	—	(32,748)
Equity in earnings of subsidiaries	95,560	—	—	(95,560)	—

Total non-operating income (expense)	61,929	(21,085)	(97,051)	(95,560)	(151,767)

Net income	$61,929	$21,489	$74,071	$(95,560)	$61,929

Condensed Consolidating Statement of Operations

For the Nine Months Ended September 30, 2009

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$337,444	$668,442	$—	$1,005,886
Onboard and other	—	150,577	297,085	—	447,662

Total revenue	—	488,021	965,527	—	1,453,548

Cruise operating expense
Commissions, transportation and other	—	102,361	194,782	—	297,143
Onboard and other	—	42,060	82,113	—	124,173
Payroll and related	—	60,196	131,007	—	191,203
Fuel	—	45,561	68,292	—	113,853
Food	—	32,631	58,791	—	91,422
Other	—	48,607	121,288	—	169,895

Total cruise operating expense	—	331,416	656,273	—	987,689

Other operating expense
Marketing, general and administrative	—	75,887	103,272	—	179,159
Depreciation and amortization	—	42,830	71,501	—	114,331

Total other operating expense	—	118,717	174,773	—	293,490

Operating income	—	37,888	134,481	—	172,369

Non-operating income (expense)
Interest income	—	—	767	—	767
Interest expense, net of capitalized interest	(40,805)	(14,088)	(63,772)	40,805	(77,860)
Management fee	40,805	—	—	(40,805)	—
Other income (expense)	(4,723)	690	14,990	—	10,957
Equity in earnings of subsidiaries	110,956	—	—	(110,956)	—

Total non-operating income (expense)	106,233	(13,398)	(48,015)	(110,956)	(66,136)

Net income	$106,233	$24,490	$86,466	$(110,956)	$106,233

Condensed Consolidating Balance Sheet

As of September 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$8,077	$67,185	$—	$75,262
Restricted cash	—	—	4,313	—	4,313
Accounts receivable, net	—	319	6,935	—	7,254
Due from Affiliate, net	2,406,365	—	—	(2,406,365)	—
Inventories	—	11,131	24,045	—	35,176
Prepaid expenses and other assets	3,761	4,493	20,422	—	28,676

Total current assets	2,410,126	24,020	122,900	(2,406,365)	150,681
Property and equipment, net	—	1,257,398	3,335,094	—	4,592,492
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	63,088	—	70,146	—	133,234
Investment in subsidiaries	122,712	—	—	(122,712)	—

	$3,198,718	$1,281,418	$3,528,140	$(2,529,077)	$5,479,199

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$64,940	$—	$186,886	$—	$251,826
Accounts payable	—	15,404	35,539	—	50,943
Accrued expenses and other liabilities	32,640	41,904	159,868	—	234,412
Due to Affiliate, net	—	761,171	1,646,160	(2,406,365)	966
Advance ticket sales	—	—	321,132	—	321,132

Total current liabilities	97,580	818,479	2,349,585	(2,406,365)	859,279
Long-term debt	1,326,162	—	1,470,020	—	2,796,182
Other long-term liabilities	11,027	1,964	46,798	—	59,789

Total liabilities	1,434,769	820,443	3,866,403	(2,406,365)	3,715,250

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,330,189	379,946	229,650	(609,596)	2,330,189
Accumulated other comprehensive loss	(2,119)	—	(5,890)	5,890	(2,119)
Retained earnings (deficit)	(564,146)	81,005	(649,841)	568,836	(564,146)

Total shareholders’ equity (deficit)	1,763,949	460,975	(338,263)	(122,712)	1,763,949

	$3,198,718	$1,281,418	$3,528,140	$(2,529,077)	$5,479,199

Condensed Consolidating Balance Sheet

As of December 31, 2009

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$9,903	$40,249	$—	$50,152
Restricted cash	—	—	3,097	—	3,097
Accounts receivable, net	1,289	1,182	5,397	—	7,868
Due from Affiliate, net	2,752,379	—	—	(2,752,379)	—
Inventories	—	12,225	16,640	—	28,865
Prepaid expenses and other assets	6,051	9,603	45,926	—	61,580

Total current assets	2,759,719	32,913	111,309	(2,752,379)	151,562
Property and equipment, net	—	1,280,835	2,555,292	—	3,836,127
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	67,125	355	153,387	—	220,867
Investment in subsidiaries	25,043	—	—	(25,043)	—

	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$—	$—	$3,586	$—	$3,586
Accounts payable	—	5,942	22,434	—	28,376
Accrued expenses and other liabilities	28,261	34,333	143,825	—	206,419
Due to Affiliate, net	—	834,342	1,918,262	(2,752,379)	225
Advance ticket sales	—	—	255,432	—	255,432

Total current liabilities	28,261	874,617	2,343,539	(2,752,379)	494,038
Long-term debt	1,711,023	—	843,082	—	2,554,105
Other long-term liabilities	10,844	—	47,810	—	58,654

Total liabilities	1,750,128	874,617	3,234,431	(2,752,379)	3,106,797

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,328,302	379,946	227,802	(607,748)	2,328,302
Accumulated other comprehensive income (loss)	2,299	—	(6,151)	6,151	2,299
Retained earnings (deficit)	(626,075)	59,516	(723,912)	664,396	(626,075)

Total shareholders’ equity (deficit)	1,704,551	439,486	(414,443)	(25,043)	1,704,551

	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

Condensed Consolidating Statement of Cash Flows

For the Nine Months Ended September 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$61,929	$21,489	$74,071	$(95,560)	$61,929
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	7,969	42,023	88,922	—	138,914
Loss on derivatives	588	—	—	—	588
Share-based compensation expense	—	—	1,887	—	1,887
Equity in earnings of subsidiaries	(95,560)	—	—	95,560	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,289	863	(1,538)	—	614
Inventories	—	1,094	(7,405)	—	(6,311)
Prepaid expenses and other assets	(2,537)	5,465	115,629	—	118,557
Accounts payable	—	9,462	13,105	—	22,567
Accrued expenses and other liabilities	2,264	9,535	15,031	—	26,830
Advance ticket sales	—	—	65,700	—	65,700

Net cash provided by (used in) operating activities	(24,058)	89,931	365,402	—	431,275

Cash flows from investing activities
Additions to property and equipment, net	—	(18,586)	(861,073)	—	(879,659)
Restricted cash	—	—	4,901	—	4,901

Net cash used in investing activities	—	(18,586)	(856,172)	—	(874,758)

Cash flows from financing activities
Repayments of long-term debt	(380,300)	—	(2,848)	—	(383,148)
Proceeds from long-term debt	60,000	—	813,086	—	873,086
Transactions with Affiliate, net	346,053	(73,171)	(272,141)	—	741
Other, primarily deferred financing fees	(1,695)	—	(20,391)	—	(22,086)

Net cash provided by (used in) financing activities	24,058	(73,171)	517,706	—	468,593

Net increase (decrease) in cash and cash equivalents	—	(1,826)	26,936	—	25,110
Cash and cash equivalents at beginning of period	—	9,903	40,249	—	50,152

Cash and cash equivalents at end of period	$—	$8,077	$67,185	$—	$75,262

Condensed Consolidating Statement of Cash Flows

For the Nine Months Ended September 30, 2009

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$106,233	$24,490	$86,466	$(110,956)	$106,233
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	6,677	42,830	76,751	—	126,258
Loss on translation of debt	—	—	15,836	—	15,836
Gain on derivatives	—	—	(28,637)	—	(28,637)
Share-based compensation expense	—	—	3,190	—	3,190
Equity in earnings of subsidiaries	(110,956)	—	—	110,956	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	97	(1,548)	—	(1,451)
Inventories	—	690	(4,092)	—	(3,402)
Prepaid expenses and other assets	758	4,211	(57,924)	—	(52,955)
Accounts payable	—	11,946	(48,350)	—	(36,404)
Accrued expenses and other liabilities	(3,608)	(5,994)	(40,023)	—	(49,625)
Advance ticket sales	—	—	5,865	—	5,865

Net cash provided by (used in) operating activities	(896)	78,270	7,534	—	84,908

Cash flows from investing activities
Additions to property and equipment, net	—	(6,722)	(128,316)	—	(135,038)
Restricted cash	—	—	687	—	687

Net cash used in investing activities	—	(6,722)	(127,629)	—	(134,351)

Cash flows from financing activities
Repayments of long-term debt	(159,652)	—	(15,629)	—	(175,281)
Proceeds from long-term debt	30,000	—	—	—	30,000
Transactions with Affiliate, net	42,554	(71,355)	100,351	—	71,550
Contribution from Affiliates, net	100,000	—	—	—	100,000
Other, primarily deferred financing fees	(12,361)	—	(6,542)	—	(18,903)

Net cash provided by (used in) financing activities	541	(71,355)	78,180	—	7,366

Net increase (decrease) in cash and cash equivalents	(355)	193	(41,915)	—	(42,077)
Cash and cash equivalents at beginning of period	355	7,497	177,865	—	185,717

Cash and cash equivalents at end of period	$—	$7,690	$135,950	$—	$143,640

NCL Corporation Ltd.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Many, but not all, of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future,” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively;

•

our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future;

•	the continued borrowing availability under our credit facilities and compliance with our covenants;

•	our ability to incur significantly more debt despite our substantial existing indebtedness;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	changes in fuel prices or other cruise operating expenses such as crew, insurance and security;

•	the risks associated with operating internationally;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•

our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	the continued availability of attractive port destinations;

•	the control by certain of our shareholders whose interest may not be aligned with ours;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates or foreign currency rates;

•	increases in our future fuel expenses related to implementing recently proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors” in our Form 20-F for the year ended December 31, 2009 and other documents filed with the Securities and Exchange Commission.

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

The interim consolidated financial information should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2009, which are included in our most recently filed Annual Report on Form 20-F.

Terminology and Non-GAAP Financial Measures

Unless otherwise indicated in this report, the following terms have the meanings set forth below:

•	Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

•	Capacity Days. Berths multiplied by the number of cruise days for the period.

•	Dry-dock. Large basin where all the fresh/sea water is pumped out to allow a ship to dock in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	EBITDA. Earnings before interest, other income (expense) including taxes, impairment loss, and depreciation and amortization.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that it is the most relevant measure of our revenue performance because it reflects the revenue earned by us net of significant variable costs and is commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

EBITDA is used by us to measure our business performance. We believe EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain operating drivers of our business, such as sales growth, operating costs, marketing, general and administrative expense and other operating income and expense. EBITDA is also one of the measures used by us to calculate incentive compensation for management-level employees. This non-GAAP financial measure has certain material limitations, including:

•

It does not include net interest expense. As we have borrowed money for general corporate purposes, interest expense is a necessary element of our costs and ability to generate profits and cash flows; and

•	It does not include depreciation and amortization expense. As we use capital assets, depreciation and amortization are necessary elements of our costs and ability to generate profits and cash flows.

We compensate for these limitations by using EBITDA as only one of several measures for evaluating our business performance. In addition, capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by us. We believe EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of our financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

Our non-GAAP financial measures may not be comparable to other companies within our industry. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Summary” section.

Overview

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent passengers purchase these items from us. Passenger ticket revenue is generally collected from passengers prior to their departure on the cruise.

Onboard and other revenue primarily consists of revenue from shore excursions, food and beverage sales, gaming, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, credit card fees, costs associated with service charges and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, and retail sales.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of repairs and maintenance (including Dry-docking costs), ship insurance, ship charter costs and other ship expenses.

Summary

The following table sets forth operating data as a percentage of revenue:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Revenue
Passenger ticket	71.6%	71.3%	69.5%	69.2%
Onboard and other	28.4%	28.7%	30.5%	30.8%

Total revenue	100.0%	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	18.3%	20.6%	18.8%	20.4%
Onboard and other	7.6%	8.6%	7.7%	8.5%
Payroll and related	11.0%	11.3%	12.8%	13.2%
Fuel	8.5%	8.2%	9.9%	7.8%
Food	5.0%	5.6%	5.5%	6.3%
Other	8.8%	8.3%	10.1%	11.7%

Total cruise operating expense	59.2%	62.6%	64.8%	67.9%

Other operating expense
Marketing, general and administrative	11.8%	9.9%	13.1%	12.3%
Depreciation and amortization	7.3%	6.9%	8.1%	7.9%

Total other operating expense	19.1%	16.8%	21.2%	20.2%

Operating income	21.7%	20.6%	14.0%	11.9%

Non-operating income (expense)
Interest income	—%	—%	—%	0.1%
Interest expense, net of capitalized interest	(7.3)%	(4.7)%	(7.8)%	(5.4)%
Other income (expense)	0.3%	(0.4)%	(2.1)%	0.7%

Total non-operating income (expense)	(7.0)%	(5.1)%	(9.9)%	(4.6)%

Net income	14.7%	15.5%	4.1%	7.3%

The following table sets forth selected statistical information:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Passengers Carried	402,619	348,614	1,038,306	1,019,672
Passenger Cruise Days	2,694,665	2,483,300	7,063,425	7,054,434
Capacity Days	2,380,562	2,163,140	6,404,770	6,386,536
Occupancy Percentage	113.2%	114.8%	110.3%	110.5%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Passenger ticket revenue	$454,084	$392,473	$1,061,799	$1,005,886
Onboard and other revenue	180,021	158,203	466,723	447,662

Total revenue	634,105	550,676	1,528,522	1,453,548
Less:
Commissions, transportation and other expense	116,281	113,227	286,783	297,143
Onboard and other expense	48,001	47,462	118,081	124,173

Net Revenue	$469,823	$389,987	$1,123,658	$1,032,232

Capacity Days	2,380,562	2,163,140	6,404,770	6,386,536
Gross Yield	$266.37	$254.57	$238.65	$227.60
Net Yield	$197.36	$180.29	$175.44	$161.63

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Total cruise operating expense	$375,234	$344,831	$990,792	$987,689
Marketing, general and administrative expense	74,755	54,202	200,740	179,159

Gross Cruise Cost	449,989	399,033	1,191,532	1,166,848
Less:
Commissions, transportation and other expense	116,281	113,227	286,783	297,143
Onboard and other expense	48,001	47,462	118,081	124,173

Net Cruise Cost	285,707	238,344	786,668	745,532
Less:
Fuel	54,101	45,038	151,008	113,853

Net Cruise Cost Excluding Fuel	$231,606	$193,306	$635,660	$631,679

Capacity Days	2,380,562	2,163,140	6,404,770	6,386,536
Gross Cruise Cost per Capacity Day	$189.03	$184.47	$186.04	$182.70
Net Cruise Cost per Capacity Day	$120.02	$110.18	$122.83	$116.73
Net Cruise Cost Excluding Fuel per Capacity Day	$97.29	$89.36	$99.25	$98.91

EBITDA was calculated as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net income	$93,001	$85,625	$61,929	$106,233
Interest income	(15)	(132)	(80)	(767)
Interest expense, net of capitalized interest	46,213	25,813	119,099	77,860
Other expense (income)	(1,624)	2,125	32,748	(10,957)

Operating income	137,575	113,431	213,696	172,369
Depreciation and amortization expense	46,541	38,212	123,294	114,331

EBITDA	$184,116	$151,643	$336,990	$286,700

Three months ended September 30, 2010 compared to three months ended September 30, 2009

Revenue

Total revenue increased 15.2% in 2010 compared to 2009. Net Revenue increased 20.5% in 2010, primarily due to an increase in Net Yield of 9.5% and an increase in Capacity Days of 10.1%. The increase in Net Yield was due to an increase in passenger ticket pricing and onboard revenue. The increase in onboard revenue was primarily due to an increase in net revenue from our gaming operations. The increase in Capacity Days was due to the addition of Norwegian Epic to the fleet in late June 2010, partially offset by the departure of Norwegian Majesty from our fleet in October 2009.

Expense

Total cruise operating expense increased 8.8% in 2010 compared to 2009 primarily related to an increase in Capacity Days as described above and higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of a 14% increase in average fuel price to $507 per metric ton in 2010 from $445 per metric ton in 2009 as well as an increase in maintenance and repairs expense, including Dry-dock costs. Total other operating expense increased 31.3% compared to 2009 due to an increase in marketing expenses, including inaugural expenses for Norwegian Epic. Net Cruise Cost increased 19.9% in 2010 primarily due to an increase in Capacity Days. Net Cruise Cost per Capacity Day increased 8.9% primarily due to increases in marketing expense, fuel and maintenance and repairs expense. Depreciation and amortization expense increased 21.8% in 2010 compared to 2009 primarily due to depreciation expense related to Norwegian Epic which entered service in late June 2010.

Interest expense, net of capitalized interest, increased to $46.2 million in 2010 from $25.8 million in 2009 primarily due to higher average interest rates and an increase in average outstanding borrowings related to the financing of Norwegian Epic. Other income (expense) was $1.6 million in 2010 compared to $(2.1) million in 2009. The income in 2010 was primarily due to gains on fuel derivatives of $2.3 million partially offset by foreign currency losses. The expense in 2009 was primarily due to foreign currency losses and losses on an interest rate swap of $3.8 million, partially offset by fuel derivative gains of $1.8 million.

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009

Revenue

Total revenue increased 5.2% in 2010 compared to 2009. Net Revenue increased 8.9%, primarily due to an 8.5% increase in Net Yield. The increase in Net Yield was primarily due to an increase in passenger ticket pricing as well as an increase in onboard revenue due to increased net revenue from our gaming operations.

Expense

Total cruise operating expense remained relatively unchanged in 2010 compared to 2009. A decrease in other ship operating expenses was substantially offset by an increase in fuel expense resulting from a 38% increase in average fuel prices to $501 per metric ton in 2010 from $364 per metric ton in 2009. Total other operating expense increased 10.4% compared to 2009 with an increase in marketing expenses partially offset by lower expenses associated with cost control initiatives. Net Cruise Cost increased 5.5% in 2010 compared to 2009. Net Cruise Cost per Capacity Day increased 5.2% due to higher fuel expense per Capacity Day and higher marketing, general and administrative expense per Capacity Day, which were partially offset by lower other ship operating expense per Capacity Day. Depreciation and amortization expense increased 7.8% in 2010 compared to 2009 due to depreciation expense related to Norwegian Epic which entered service in late June 2010.

Interest expense, net of capitalized interest, increased to $119.1 million in 2010 from $77.9 million in 2009 primarily due to higher average interest rates and an increase in average outstanding borrowings related to the financing of Norwegian Epic. Other income (expense) was $(32.7) million in 2010 compared to income of $11.0 million in 2009. The expense in 2010 was primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic. The income in 2009 was primarily due to fuel derivative gains of $18.9 million partially offset by interest rate swap losses of $4.5 million and foreign currency losses of $3.1 million, primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars.

Liquidity and capital resources

Net cash provided by operating activities was $431.3 million and $84.9 million for the nine months ended September 30, 2010 and 2009, respectively. The increase in cash provided by operating activities was primarily due to timing differences in cash payments relating to operating assets and liabilities, the release of cash collateral from our service providers and an increase in advance ticket sales. These increases were partially offset by transaction losses related to foreign exchange contracts associated with the financing of Norwegian Epic.

Net cash used in investing activities, primarily consisting of additions to property and equipment related to payments for construction of Norwegian Epic, was $874.8 million and $134.4 million for the nine months ended September 30, 2010 and 2009, respectively.

Net cash provided by financing activities was $468.6 million and $7.4 million for the nine months ended September 30, 2010 and 2009, respectively. Cash provided by financing activities in 2010 was primarily due to borrowings related to the delivery of Norwegian Epic partially offset by repayments on our senior secured revolving credit facility and payments on other outstanding loans and loan arrangement fees. Cash provided by financing activities in 2009 was primarily due to a contribution from, and other transactions with, Affiliates and draw downs on our senior secured revolving credit facilities which were partially offset by repayments of these facilities, payments on other outstanding loans and loan arrangement fees.

Capitalized interest associated with the construction of Norwegian Epic was $8.7 million in 2010 and $7.9 million in 2009.

Future capital commitments

Future capital commitments consist of contracted commitments and future expected capital expenditures necessary for operations. As of September 30, 2010, anticipated capital expenditures are $102.1 million for the remainder of 2010 and $164.8 million and $231.2 million for each of the years ending December 31, 2011 and 2012, respectively.

In September 2010, we reached an agreement with a shipyard to build two new next generation Freestyle Cruising ships with financing commitments in place from a syndicate of banks for export credit financing. These ships, each at 143,500 Gross Tons and capacity of approximately 4,000 Berths, are scheduled for delivery in the second quarters of 2013 and 2014, respectively.

The aggregate contract price of the two ships, based on the euro/U.S. dollar exchange rate as of September 30, 2010, is approximately $1.7 billion. As a result of this agreement, we will prepay $100.0 million of our long-term debt. This amount is reflected in the current portion of long-term debt in the consolidated balance sheet as of September 30, 2010. In connection with the contracts to build the two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions. During the nine months ended September 30, 2010, our service providers released in aggregate $89.3 million of collateral which was included in other long-term assets in our consolidated balance sheet as of December 31, 2009.

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding sources

As of September 30, 2010, our liquidity was $602.3 million consisting of $75.3 million in cash and cash equivalents and $527.0 million available under our senior secured revolving credit facility.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of September 30, 2010.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional available borrowings under our existing credit facility and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of September 30, 2010. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our reports filed under the Exchange Act, such as this Report on Form 6-K, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures are also intended to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the three months ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd.

By: /s/	KEVIN M. SHEEHAN
	Name:	KEVIN M. SHEEHAN
	Title:	President and Chief Executive Officer

By: /s/	WENDY A. BECK
	Name:	WENDY A. BECK
	Title:	Executive Vice President and Chief Financial Officer

Date: October 26, 2010